   As filed with the Securities and Exchange Commission on February 13, 1998
                                                 Registration No. 333-42185
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                             EPL TECHNOLOGIES, INC.
             (Exact name of Registrant as Specified in its Charter)

           Colorado                                              84-0990658
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

                        2 International Plaza, Suite 245
                     Philadelphia, Pennsylvania 19113-1507
                                 (610) 521-4400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                                 Paul L. Devine
                Chairman, President and Chief Executive Officer
                        2 International Plaza, Suite 245
                     Philadelphia, Pennsylvania 19113-1507
                                 (610) 521-4400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                    Copy to:
                             Raymond D. Agran, Esq.

                       Ballard Spahr Andrews & Ingersoll, LLP

                         1735 Market Street, 51st Floor
                     Philadelphia, Pennsylvania 19103-7599
                                 (215) 665-8500

          Approximate date of commencement of proposed sale to public:
   As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|




                               -----------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 1998


PROSPECTUS

                                4,047,878 Shares

                             EPL TECHNOLOGIES, INC.

                                  Common Stock
                          (par value $.001 per share)

      This Prospectus relates to 4,047,878 shares (the "Shares") of common stock, par value $.001 per share ("Common Stock"), of EPL Technologies, Inc., a Colorado corporation (the "Company"), which may be offered for sale from time to time by certain shareholders of the Company (the "Selling Shareholders"), or by their respective pledgees, donees, transferees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer (the "Offering"). The offer and sale of the Shares by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions: (a) to underwriters who will acquire the Shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time); (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market or on one or more exchanges on which the Shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices; (c) directly or through brokers or agents in private sales at negotiated prices; (d) short sales; (e) by any other legally available means; or (f) any combination of the foregoing. The number of Shares that may actually be sold by each of the Selling Shareholders will be determined by such Selling Shareholder. See "PLAN OF DISTRIBUTION."


      375,720 of the Shares are currently held by the Selling Shareholders. 144,444 of the Shares are issuable to Selling Shareholders by the Company upon conversion of outstanding shares of the Company's Series C Convertible Preferred Stock (the "Series C Preferred Stock"). 527,714 of the Shares are issuable to Selling Shareholders by the Company pursuant to the terms of certain outstanding warrants (the "Warrants") (403,228 of which are issuable upon the exercise of warrants which were issued in connection with the Series D Preferred Stock defined below (the "Series D Warrants")). 3,000,000 of the Shares are issuable to Selling Shareholders by the Company upon conversion of outstanding shares of the Company's Series D Convertible Preferred Stock (the "Series D Preferred Stock"). The number of Shares set forth above with respect to the Series D Preferred Stock represents an estimate of the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock, based on 150% of the shares of Common Stock issuable at a conversion price of $6.25 per share, in accordance with Rule 416 ("Rule 416") under the Securities Act of 1933, as amended (the "Securities Act"). In addition to such estimated number of shares, in accordance with Rule 416, the number of shares of Common Stock underlying the Series D Preferred Stock and offered for sale hereby includes such additional number of shares as may be issued or issuable upon conversion of the Series D Preferred Stock by reason of the floating rate conversion price mechanism or other adjustment mechanisms described in the Certificate of Designation for the Series D Preferred Stock, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution. Although the Company will receive the exercise price of any Warrants that are exercised, the Company will not receive any of the proceeds from the sale of any Shares by the Selling Shareholders. The expenses of registration of the Shares that may be offered hereby under the Securities Act, will be paid by the Company.



      The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "EPTG". On February 12, 1998, the closing price of the Common Stock was $5.50.


      SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS FEBRUARY  __, 1998

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

AVAILABLE INFORMATION .....................................................   3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ...........................   3

RISK FACTORS ..............................................................   4

THE COMPANY ...............................................................   8

USE OF PROCEEDS ...........................................................   9

MANAGEMENT ................................................................  10

PRINCIPAL SHAREHOLDERS ....................................................  16

SELLING SHAREHOLDERS ......................................................  18

PLAN OF DISTRIBUTION ......................................................  19

LEGAL MATTERS .............................................................  21

EXPERTS ...................................................................  21

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information concerning the Company filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Shares of the Company's Common Stock are traded on the Nasdaq SmallCap Market. Such reports, proxy and information statements and other information can also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


      The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement"), under the Securities Act with respect to the securities offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are, in each instance, qualified by, and reference is made to, the copy of such document filed as an exhibit to the Registration Statement.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The following documents filed with the SEC pursuant to the Exchange Act (File No. 0-28444) are hereby incorporated by reference into this Prospectus:
(a) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, (b) the Company's Quarterly Reports on Forms 10-Q/A for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, (c) the Company's Current Reports on Form 8-K filed on September 26, 1997, October 3, 1997, October 24, 1997, and December 24, 1997 (as amended by Form 8-K/A filed on February 12, 1998), (d) the Company's Current Report on Form 8-K dated
September 19, 1995, as amended on November 14, 1995 and (e) the description of the Common Stock contained in the Company's registration statement on Form 8-A dated April 30, 1996.


      All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering pursuant to this Prospectus shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Timothy B. Owen, Secretary and Treasurer, EPL Technologies, Inc., 2 International Plaza, Suite 245, Philadelphia, Pennsylvania 19113-1507, telephone (610) 521-4400.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby is speculative and involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information presented in this Prospectus, before purchasing the shares of Common Stock offered hereby.


     HISTORICAL LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. To date, the Company has generated limited revenues from operations. Primarily as a result of expenses incurred in organization and efforts to build an appropriate infrastructure, research and development and marketing activities, the Company has accumulated net losses aggregating $21,022,000 through September 30, 1997. The Company expects that it will continue to incur significant operating losses until such time, if ever, that the Company is able to attain sales levels from its products and services that are sufficient to support its operations. There can be no assurance that the Company's products and services can be successfully marketed or that the Company will ever achieve significant revenues or profitable operations.



     LIMITED RELEVANT OPERATING HISTORY. Historically, the Company operated exclusively as a manufacturer and marketer of processing aids for fruits and vegetables. After the advent of new management in December 1992, the Company began to alter its operational and growth strategies by seeking to add incremental resources and capabilities, in an effort to develop integrated systems solutions designed to maintain the quality and integrity of fresh-cut produce. Since 1994, a majority of the Company's revenues have been derived from sales of packaging materials, a substantial portion of which are used in applications in the snack food, bakery and confectionery industries, and for other uses unrelated to the Company's systems approach to fresh produce. However, the Company's long term growth will depend on the success of its integrated systems solutions for fresh-cut produce, in general, and on its processing aids, in particular. Consequently, the Company's limited relevant operating history makes it difficult to predict future operating results on an annual or quarterly basis. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies marketing new technologies in new and evolving markets.



     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company has sustained operating losses and, as of September 30, 1997, had accumulated net losses aggregating $21,022,000. The Company's revenues have not been sufficient to fund the development of the Company's business, and thus it has had to finance its operating losses externally, principally through equity financing. The Company's needs for capital, including for acquisitions, have been substantial and are expected to continue to be substantial as the Company pursues its operating and growth strategies. The Company's continued ability to operate is dependent upon its ability to obtain adequate financing and to achieve levels of revenue necessary to support its cost structure. There can be no assurance that the Company will be successful in obtaining additional financing on commercially acceptable terms, if at all. Failure to obtain additional financing on terms satisfactory to the Company could materially limit the Company's ability to fund its operations and its growth plan.


     EXTENDED PRODUCT DEVELOPMENT AND SALES PROCESS. The process by which the Company develops and sells its integrated systems solutions for certain kinds and varieties of fresh-cut produce is both expensive and time-consuming. After preliminary discussions with a potential customer, the Company performs a comprehensive review of the potential customer's methods and facilities and initiates a series of tests in an effort to tailor the application of the Company's proprietary and other technologies to the kind or variety of produce to be processed. The Company also works closely with the potential customer to develop a detailed protocol to be followed in processing such produce. Once the development of this integrated systems solution is substantially complete, the Company conducts increasingly sophisticated tests in an effort to refine the prescribed solution before the potential customer makes any purchase decision. Although the Company believes it has improved its sales efforts significantly, the Company's product development and sales process continues to be lengthy and resource intensive and could limit the Company's growth. Additionally, limited awareness of the Company and its products in the marketplace and the highly fragmented nature of the fresh-cut produce industry may extend the Company's product development and sales process. The Company does not believe that this process is likely to shorten significantly, and there can be no assurance that the Company will have adequate resources to continue to fund this process.

     UNCERTAINTY OF MARKET ACCEPTANCE. The Company's penetration to date of the various markets it is seeking to develop has been limited. Some of the markets targeted by the Company are newly defined or emerging, such as fresh-cut potatoes and sliced apples. In light of the evolving nature of these markets, there can be no assurance as to the ultimate or continuing level of demand for, or market acceptance of, the Company's products or services. Consequently, there is no assurance that the Company will be able to obtain sufficient market acceptance of its processing aids to achieve profitability on a timely basis, or at all. Failure to gain sufficient market acceptance for the Company's processing aids would have a material adverse effect on the Company's business, financial condition and results of operations.

     LIMITED MARKETING AND SALES EXPERIENCE. The Company has limited experience in marketing and selling its products and services as integrated systems solutions designed to maintain the quality and integrity of fresh-cut produce. The marketing and sales process requires use of scientific and technical services and the Company's process engineering capabilities. To achieve broad market penetration for its products, the Company will be required to develop an expanded marketing and sales force, including technical and scientific service and support personnel. Limited market awareness of the Company and its products, the highly fragmented nature of the fresh produce processing industry and the lengthy sales cycle for the Company's products heighten the need for an increased number of sufficiently skilled marketing and sales personnel. There can be no assurance that the Company will be able to recruit and retain skilled sales, marketing, service or support personnel on a timely basis, or at all, or that the Company's marketing and sales efforts will be successful. Failure to further develop and maintain a marketing and sales staff would have a material adverse effect on the Company's business, financial condition and results of operations.


     MULTIPLE PRODUCT LINES. The Company currently is engaged in three related areas of business, which are focused primarily on the fresh-cut produce industry: processing aids, packaging, and scientific and technical services. The Company believes that its products and services are complementary and present cross-marketing opportunities. However, there can be no assurance that the Company's products or services can be successfully cross-marketed. Additionally, if problems are encountered with any area of the Company's business, the financial and personnel resources available to a business of the size of the Company may be diverted from the other business areas, which could have a material adverse effect on the Company's business, financial condition and results of operations.


     DEPENDENCE ON PROPRIETARY TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY; RISKS OF INFRINGEMENT OR MISAPPROPRIATION. The Company's success is dependent in part on its ability to obtain patent protection for its products, maintain trade secret protection and operate without infringing the proprietary rights of others. The Company currently has two U.S. patents, four U.S. patents pending and numerous others licensed to the Company or under review for application. Furthermore, the Company has two patents outside the U.S. and 23 patent applications pending in countries outside the U.S. for its processing aid technologies, with others under review. There can be no assurance that patent applications owned by or licensed to the Company will be issued or that patents issued or licensed to the Company will provide the Company with any competitive advantages or adequate protection for its products. Moreover, no assurance can be given that any patents issued or licensed to the Company will not be challenged, invalidated or circumvented by others. The Company's products might conflict with the patent rights of others, whether existing now or in the future. Alternatively, the products of others could infringe the patent rights of the Company. Although the Company intends to defend its proprietary intellectual property rights, the defense and prosecution of patent claims is costly and time consuming, even if the outcome were favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require that disputed rights be licensed from third parties or require the Company to cease selling its products.


     The Company also relies on trade secrets and proprietary know-how, which it seeks to protect in part by confidentiality agreements with its collaborators, employees and consultants, as much of the Company's technology may not be patentable. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be developed independently by competitors.


     In addition, the Company uses certain trademarks owned by other companies through licensing agreements. For example, the Company uses the Green Giant Fresh(R) brand on its fresh-cut potato products sold to the food service industry pursuant to a license agreement, the initial term of which expires in 2007. There can be no assurance that any such licensing agreements will not be terminated or will be renewed in the future. The inability of the Company to use the trademarks of such other companies in the future would have a material adverse effect on the Company's business, financial condition and results of operations.



     GOVERNMENT REGULATION; RISKS ASSOCIATED WITH FOOD PROCESSING PRODUCTS. The Company is subject to numerous U.S. and foreign regulations. Although the Company has concluded that the use of the Company's processing aids in accordance with the Company's protocols is generally recognized as safe ("GRAS") under FDA regulations, there is a risk that new scientific information about an ingredient could change its GRAS status, that the FDA could revise its regulations governing the GRAS status of the ingredients, or that the FDA might take the position that an ingredient is not GRAS under the current regulations. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company is subject to risks generally associated with food processing products, which include, among others, that (i) production defects may occur; (ii) an ingredient used in the Company's products may be banned, have its use limited or be found to cause health problems; and (iii) sales may be limited or discontinued due to perceived health concerns (regardless of actual effects), adverse publicity or other reasons within or beyond the control of the Company. Moreover, although the Company has concluded that the use of the Company's processing aids in accordance with the Company's recommended protocols currently does not require the Company's customers to list the Company's processing aids in the list of ingredients on labels on fresh-cut fruits and vegetables under the FDA's current labeling requirements for such foods, and production of the Company's processing aids and packaging materials has not been subject to intensive regulation, regulations applicable to the Company and its products, including the FDA's requirements regarding current "good manufacturing practices" and labelling requirements applicable to food, may change. Any such change could have a material adverse effect on the Company. The FDA also regulates the material content of direct-contact food containers and packages. The Company purchases the film used in its food-related packaging from third parties which guarantee or warrant the compliance of such films with applicable FDA or foreign regulations. The failure, however, of any such third party to comply with applicable regulations could have a material adverse effect on the Company's business, financial condition and results of operations.



     ENVIRONMENTAL MATTERS. The Company's packaging operations are subject to federal, state and local U.S., U.K. and other European environmental laws and regulations that impose limitations on the generation, storage, transport, disposal and emission of various substances into the environment, including laws that restrict the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Although in the U.S. the Company's printing operations are subcontracted, in the U.K. the Company is subject to laws and regulations regarding the use, storage, transport and disposal of inks used with its packaging products. While the storage and transport of inks are the contractual responsibility of the Company's supplier, there can be no assurance that there will not be an accidental contamination, disposal or injury from the use, storage, transport or disposal of inks used in the Company's packaging business and that such an occurrence would not have a material adverse effect on the Company's business, financial condition or results of operations. Additionally, the Company's use of plastic film in its packaging operations may subject it, in certain jurisdictions, to laws and regulations designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of additional environmental protection measures. The Company may be required to make capital expenditures in response to changing compliance standards and environmental regulations. Furthermore, unknown contamination of sites currently or formerly owned or operated by the Company (including contamination caused by prior owners and operators of such sites) and off-site disposal of hazardous substances and wastes may give rise to additional compliance costs. There can be no assurance that the Company will not incur liabilities for environmental matters in the future, including those resulting from changes in environmental regulations, that may be material to the Company's business, financial condition and results of operations.



     INTEGRATION OF ACQUISITIONS; POSSIBLE ADVERSE EFFECT OF RAPID EXPANSION. An element of the Company's growth strategy is the pursuit of acquisitions that either expand or complement its existing lines of business. There can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company and in a timely enough manner to the extent necessary to fulfill its expansion plans, or that any such acquisitions can be operated profitably or successfully integrated into the Company's operations. The Company's failure to complete acquisitions and continue its expansion could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has a limited financial and managerial infrastructure. As the Company proceeds with its acquisition strategy, there can be no assurance that the Company's management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the resulting increase in the size and scope of the Company's operations. In addition, acquisitions involve a number of special risks, including adverse short-term effects on the Company's reported financial results, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, and risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, if the Company acquires an existing business, a significant portion of the purchase price for such business may be allocated to goodwill and intangibles if such acquisition does not involve the purchase of significant amounts of tangible property. All of such goodwill and intangibles must be amortized over time, which amortization would reduce the Company's reported earnings.


     PRODUCT OBSOLESCENCE. The market for products used in maintaining the integrity of fresh-cut produce is characterized by changing technologies and evolving industry standards, which could result in product obsolescence or short product life cycles. The Company's ability to achieve and maintain profitability, therefore, may be dependent upon its ability to continually enhance its products and its related applications technology, which may require the Company to make substantial, unexpected expenditures. The Company may find it necessary to develop additional products and services to satisfy evolving industry and customer requirements, which may consume significant funds and resources. There can be no assurance that the Company will be able to allocate or obtain the funds and resources as may be necessary to improve its current products or develop new products, or that the Company will be successful in such efforts.


     RELIANCE ON KEY EMPLOYEES. The Company's success is dependent upon the efforts of certain key personnel, including Paul L. Devine, the Company's Chairman, President and Chief Executive Officer. The loss of the services of Mr. Devine or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. Additional suitably qualified staff will also need to be recruited and retained to expand the business as planned. There can be no assurance that the Company will be able to recruit or retain any such personnel to the extent necessary. The Company currently maintains key person life insurance on Mr. Devine in the amount of $1,000,000. The Company is not the beneficiary of any life insurance policies on any other executive officers.



     COMPETITION. The Company's direct, indirect and potential competitors include producers of sulfites and "sulfite substitutes," as well as other providers of alternative preservation and packaging technologies for fresh-cut produce, including those employing temperature, gas and humidity control. Many competitors and potential competitors, particularly in the market for produce packaging, are larger, have greater financial, marketing, sales, distribution, technological and management resources, and enjoy greater name recognition than does the Company. Certain of these companies may also enjoy long-standing relationships with processors of fresh produce. Accordingly, there can be no assurance that the Company will be able to compete effectively against such competitors and potential competitors.



     POTENTIAL FOR DILUTION FROM OUTSTANDING SECURITIES. To the extent outstanding options or warrants are exercised or shares of preferred stock are converted, there will be dilution to new investors. At September 30, 1997,
(i) 2,855,000 shares of Common Stock were issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.45 per share, (ii) 284,501 shares of Common Stock were issuable upon exercise of warrants outstanding, at a weighted average exercise price of $2.84 per share, and (iii) 2,764,000 shares of Common Stock were issuable upon conversion of the Company's Series A Preferred Stock and Series C Preferred Stock outstanding.



     INTERNATIONAL SALES. A significant portion of the Company's revenues is earned outside of the United States, principally in Europe, and, therefore, is subject to the risks associated with international sales, including economic or political instability, shipping delays, changes in regulation, adverse tax consequences and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in the level of, customs, duties, export quotas or other trade restrictions, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States, although this effect is lessened in countries that adhere to the General Agreement on Tariffs and Trade. Although the impact of currency fluctuation has not been significant in the past with respect to the Company's operations in the U.K., the impact of future fluctuations in exchange rates cannot be predicted with any measure of accuracy. As the Company increases its operations abroad, particularly in light of the Company's recent acquisition of a packaging company in Valencia, Spain, no assurance can be given that any future exchange rate fluctuations will not have a material adverse effect on the Company's business, financial condition and results of operations.


     CERTAIN RISKS ASSOCIATED WITH AGRICULTURAL PRODUCTS. Because the Company's business relies, both directly and indirectly, on the availability of fresh produce, the Company's results of operations will be subject to certain risks associated with agricultural products. The market for agricultural products is unpredictable and volatile, and is affected by numerous factors. The most important of such factors are weather conditions and patterns, current and projected produce stocks and prices, and governmental agricultural policies, including those that directly or indirectly influence the number of acres planted, the mix of crops planted, and crop prices. Any or all of such factors may adversely affect the Company's business, financial condition and results of operations.

     PRICE AND AVAILABILITY OF RAW MATERIALS. The Company's results of operations may be affected by the price and availability of raw materials used in the Company's products. Should there be an increase in the price of one or more of the raw materials used in the manufacture of the Company's products, the Company may not be able to increase sufficiently the sales price of its products to compensate for any such increase in raw material costs. Certain of the raw materials used in the Company's products are obtained from single source suppliers and the Company has not arranged for alternative supply sources. The Company's inability to obtain sufficient quantities of such raw materials on commercially reasonable terms, or in a timely manner, would have a material adverse effect on its business, financial condition or results of operations.


     SEASONALITY AND FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. Although historically, the management of the Company has not discerned a seasonal pattern in the Company's business on a consolidated basis, certain aspects of the Company's business are seasonal. For example, Fabbri Artes Graficas Valencia S.A., one of the Company's subsidiaries, historically has reported relatively higher sales and income in the Company's first and fourth fiscal quarters because of the timing of citrus and other crop harvests. The Company's results of operations may become subject to greater seasonality as its various businesses develop at different rates.



     The Company may experience significant quarter to quarter fluctuations in its results of operations. Quarterly results of operations may fluctuate as a result of a variety of factors including, but not limited to, the timing, market acceptance and speed of nationwide roll-outs of fresh-cut potato, corn and apple products by the Company or through its strategic alliances and the timing of introduction, commercialization and market acceptance of other such produce products that utilize the Company's proprietary processing aids. In addition, significant quarterly fluctuations may occur due to the timing of any new acquisitions. Additional factors that may affect the quarter to quarter results of operations include competitive conditions in the industry and general economic conditions. As a result, the Company believes that period to period comparisons of its results of operations are not necessarily meaningful or indicative of the results that the Company may achieve in any subsequent quarters or full years. Such quarterly fluctuations may result in volatility in the market price of the Common Stock of the Company, and it is possible that in future quarters the Company's results of operations could be below the expectations of the public markets. Such an event could have a material adverse effect on the market price of the Common Stock of the Company.


     PRODUCT LIABILITY. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. These agreements generally contain provisions such as disclaimers of warranties and limitations on liability. It is possible, however, that the limitation of liability provisions contained in such agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although EPL has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims. Although the Company currently maintains product liability insurance coverage, there can be no assurance that this coverage will be adequate to protect the Company against future product liability claims or that product liability insurance will be available to the Company in the future on commercially reasonable terms, if at all. Furthermore, there can be no assurance that the Company will be able to avoid significant product liability claims and the attendant adverse publicity. Consequently, a product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on the Company's business, financial condition and results of operations.


     RELIANCE ON KEY CUSTOMERS. The Company's processing aids are specifically developed for certain varieties and kinds of produce. In marketing its integrated systems solutions for fresh-cut produce, the Company generally targets a select group of processors as customers and works closely with each processor to develop protocols designed to be suited to the particular needs of such processor. For the nine months ended September 30, 1997, two packaging customers accounted for an aggregate of approximately 38% of the Company's total sales. The Company has entered into strategic alliances with certain of its major customers; however, there can be no assurance that the Company's customer relationships can be maintained. The loss of any of the Company's major customers could have a material adverse effect on the Company's business, financial condition and results of operations.



     Furthermore, the development and evolution of markets for the Company's processing aids is substantially dependent upon the efforts of its customers. Although the Company believes that its customers will be motivated to commercialize the products covered by these relationships in a timely and effective manner, the amount of financial and other resources devoted to these activities generally is beyond the Company's control.



     POSSIBLE VOLATILITY OF SHARE PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price as of the date hereof. Factors such as operating results, contractual arrangements with customers, natural disasters or other developments relating to the Company's products or its competitors, changes in analysts' estimates or in conditions of the economy or the financial markets, and regulatory changes, as well as changes within the industry, may have a significant effect on the market price of the Common Stock. In addition, the stock market has experienced from time to time extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. Historically, the average daily trading volume of the Common Stock as reported on the Nasdaq SmallCap Market has been relatively low. There can be no assurance that a more active trading market will develop in the future.



     DIVIDEND POLICY. Other than in connection with the payment of accumulated dividends, which have not been declared or paid, on its Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Preferred Stock (collectively with the Series D Preferred Stock, the "Preferred Stock"), the Company intends to retain earnings, if any, that may be generated from operations to finance the expansion and development of its business. No cash dividends have been declared or paid to date on the Common Stock. The Company does not expect to declare or pay cash dividends to the holders of the Common Stock in the foreseeable future and no such dividends may be declared or paid until all accumulated dividends on the Series A, Series B and Series C Preferred Stock have been paid.

      SHARES ELIGIBLE FOR FUTURE SALE. As of February 12, 1998, there were 18,095,965 shares of Common Stock outstanding. In addition, an aggregate of 3,556,250 shares are issuable upon the exercise of outstanding stock options and 682,396 shares are issuable upon the exercise of warrants. Upon completion of the Offering, assuming exercise in full of all of the Company's outstanding warrants and options and the conversion of the Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (based on 150% of the number of Shares issuable upon conversion of the Series D Preferred Stock at a conversion price of $6.25 per share and in accordance with Rule 416), the Company will have 28,302,555 shares of Common Stock outstanding. The shares offered hereby will be freely tradeable without restrictions or further registration under the Securities Act. Substantially all of the remaining shares are either registered with the SEC pursuant to effective registration statements or are otherwise freely tradeable without restriction, except for any shares held by "affiliates" of the Company within the meaning of the Securities Act, which will be subject to the resale limitations of Rule 144. Therefore, future sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market or the prospect of such sales could adversely affect the market price of the Common Stock and may have a material adverse effect on the Company's ability to raise any necessary capital to fund its future operations. An additional 984,250 shares of Common Stock are reserved for issuance under the Company's 1994 Stock Incentive Plan.






      YEAR 2000 COMPLIANCE. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in manufacturing, product development, financial business systems and various administrative functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possibly replacement of such source code or applications will be necessary. The Company is currently in the process of completing its identification of software applications that are not "Year 2000" compliant and expects to make appropriate responses to address any issues identified. Given the information known at this time about the Company's systems, coupled with the Company's ongoing, normal course-of-business efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these "Year 2000" costs will have any material adverse impact on the Company's business, financial condition or results of operations. However, the Company is still in the preliminary stages of analyzing its software applications and, to the extent they are not fully "Year 2000" compliant, there can be no assurance that the costs necessary to update software, or potential systems interruptions, would not have a material adverse effect on the Company's business, financial condition or results of operations.



      CONTROL BY PRINCIPAL SHAREHOLDERS; ANTI-TAKEOVER CONSIDERATIONS.
Trilon Dominion Partners, L.L.C. and Lancer Partners, L.P. beneficially own approximately 26.0% and 19.8%, respectively, of the Common Stock. Such persons have the ability to significantly influence the election of the Company's directors and the outcome of all other issues submitted to the Company's shareholders. The beneficial ownership of such persons, together with the ability of the Board of Directors of the Company to issue shares of preferred stock and to fix the rights and preferences thereof, also may have the effect of delaying, deferring or preventing an unsolicited change in the control of the Company, which may adversely affect the market price of the Common Stock or the ability of shareholders to participate in a transaction in which they might otherwise receive a premium for their shares.

                                   THE COMPANY


     The Company is a leading developer, manufacturer and marketer of proprietary produce processing aids, packaging technologies, and scientific and technical services, which are designed to maintain the quality and integrity of fresh-cut produce. The Company designs products which are components of integrated systems solutions, specifically to address the needs of a variety of fresh-cut produce categories. The foundation of the Company's integrated system is its proprietary produce processing aid technology, which inhibits the natural enzymatic degradation of fruits and vegetables after they have been processed. Fresh-cut fruits and vegetables that are treated with the Company's proprietary processing aids better maintain their natural characteristics, such as color, texture, taste and smell. In certain fresh-cut produce categories, such as fresh-cut sliced apples, fresh-cut potatoes and fresh corn, the Company's processing aids allow increased availability of these fresh-cut produce products in retail and commercial markets. The Company has concluded that the use of the Company's processing aids, in accordance with the Company's recommended protocols, is "generally recognized as safe" or "GRAS" under FDA regulations. The Company also uses a variety of film technologies to create packaging specifically designed to complement and enhance the effectiveness of the Company's processing aids by allowing fruits and vegetables to "breathe" after they have been cut and packaged. The Company markets these packaging products to produce growers and processors. The Company also markets flexible packaging for uses in the snack food, bakery and confectionery industries, and for other uses. In addition, the Company's scientific and technical services, which include food safety and microbiological testing, provide fresh produce processors with expertise in food safety, post-harvest horticulture and processing techniques, and serve to support the cross-marketing efforts for the Company's other products.

     The Company's revenues consist of (i) revenues derived from the sale of processing aids and flexible packaging, (ii) revenues derived from the sale of certain fresh-cut fruits and vegetables, (iii) royalties from the sale of certain fresh-cut fruits and vegetables and (iv) fees received for scientific and technical services provided by the Company. The Company's revenues from the sale of produce and royalty revenues are derived from sales of various kinds and varieties of fresh-cut fruits and vegetables which use the Company's proprietary technologies and which the Company believes would not be available commercially without such use. Historically, substantially all of the Company's revenues have been derived from the sale of flexible packaging to the snack food, produce, bakery, and confectionery industries and for other uses. The Company believes that its packaging technologies, coupled with acquisitions of produce packagers, provide a platform to increase its sales of packaging, processing aids and scientific and technical services to growers and processors of fresh produce. Therefore, the Company expects that the proportion of its revenues derived from the sale of its products and services addressing the needs of the fresh-cut produce industry will increase over time and constitute a significant portion of the Company's future revenue growth.

     Prior to 1994, the Company was a development-stage enterprise with limited capital resources and limited revenues operating exclusively as a manufacturer and marketer of processing aids. After the advent of new management and an infusion of capital in December 1992, the Company began to expand its business to include packaging and scientific and technical services in an effort to develop integrated systems solutions designed to maintain and support the quality and integrity of fresh-cut produce. The Company has made the following acquisitions to accomplish this objective:

     - In September 1994, the Company acquired Respire Films, Inc. ("Respire"), a U.S.-based business involved in the marketing of packaging films.

     - In September 1995, the Company acquired Bakery Packaging Services Limited, based near Runcorn, England (the "Runcorn Facility"). The Runcorn Facility provided the Company with a U.K. base for packaging, together with access to numerous produce and other food companies in the U.K. and elsewhere in Europe. The Runcorn Facility also provided the Company with proprietary perforating technology to enhance the Company's strategic position, as well as an incremental source of packaging revenue. The U.K. packaging business was further enhanced by the acquisition of a food- grade printing facility and certain other assets located at Gainsborough, Lincolnshire, England (the "Gainsborough Facility"), from Printpack Europe (St. Helens) Limited in July 1996. The Company has consolidated the operations of the Runcorn Facility and the Gainsborough Facility into those of its subsidiary, EPL Flexible Packaging Limited ("EPL Flexible").

     - In April 1996, the Company acquired the assets of Pure Produce, Inc. ("Pure Produce") based in Worcester, Massachusetts, providing the Company with in-house scientific and technical capabilities, specifically in the areas of food safety and microbiological testing.

     - In July 1996, the Company acquired Crystal Plastics, Inc. ("Crystal"), located outside Chicago, to provide a base for the proprietary gas flame perforation equipment and increase the Company's packaging presence in the U.S. Crystal uses "K" and polystyrene resins to manufacture and convert a range of films for numerous applications, some of which are used to support the Company's U.S. packaging business as a part of the Company's integrated systems solutions. Crystal also provides the U.S. base for facilitating fulfillment of an exclusive agreement with E.I. duPont de Nemours & Co. Inc. ("DuPont"), whereby the Company provides all of DuPont's perforating requirements for DuPont's Mylar(R) films (the "DuPont Agreement").

     - In October 1997, the Company acquired California Microbiological Consulting, Inc., based in Walnut Creek, California ("CMC"). Together with Pure Produce, CMC specializes in food safety, forensic testing and microbiological consulting, and provides the Company with scientific and technical facilities on the East and West Coasts.

     - In December 1997, the Company acquired Fabbri Artes Graficas Valencia S.A., a converter, printer and marketer of specialty flexible packaging, serving principally the European produce market, based in Valencia, Spain. This acquisition complements and enhances the Company's existing U.K.-based packaging businesses, providing incremental capacity for more efficient production of the combined product mix, as well as a strategic foothold on the European continent for the launch of the Company's related processing aid and scientific and technical services businesses.

     The Company's packaging technologies complement and enhance the effectiveness of its processing aids, making packaging an integral component of the integrated system. In marketing its packaging technologies, the Company works closely with its customers to determine optimal packaging characteristics for the customer's products, thereby being in a position to influence a customer's buying decision with respect to its packaging needs. The Company's packaging business also provides a revenue stream that helps to fund market development and the Company's lengthy sales process, and the presence of its packaging infrastructure in regions where produce is grown enhances its sales prospects to produce growers and processors.

     The scientific and technical services the Company provides complement the processing aids and packaging as a part of its integrated systems solutions. The Company's scientific and technical expertise provides the Company with an expanding base of knowledge about food technology, and the Company believes this expertise helps to establish credibility with customers and support the commercialization of the Company's products.


     The Company markets its processing aids, packaging technologies and scientific and technical services to processors of packaged, fresh-cut produce as part of integrated systems solutions for processing fresh-cut produce. To this end, the Company has been developing relationships with produce processors and other companies in an effort to penetrate further the fresh-cut produce market.

     - In July 1996, the Company formed NewCorn Co LLC ("Newcorn"), a limited liability company in which the Company has a 51% membership interest. Newcorn is a joint venture among the Company and Underwood Ranches and Twin Garden Farms, two major regional growers and processors of fresh-cut sweet corn. Newcorn processes, packages, markets and sells fresh-cut corn products using the Company's processing aids and packaging materials, with the aim of developing year-round, nationally available branded fresh-cut corn products.

     - Effective September 22, 1997, the Company executed a ten-year exclusive trademark license agreement (subject to extension) and strategic alliance with Potandon Produce LLC ("Potandon"), a Green Giant Fresh(R) brand licensee of the Pillsbury Company. The agreement is subject to the terms of Potandon's license of the Green Giant Fresh(R) brand, and contains certain minimum royalty requirements and other customary provisions. During the first three years of the term of the agreement, Potandon has the option to require the Company to negotiate in good faith to form a business entity in which Potandon and the Company would jointly participate in the fresh-cut potato products business on terms yet to be established. The Company sells fresh-cut potato products, such as french fries, to the food service industry under the Green Giant Fresh(R) brand name, utilizing the Company's "Potato Fresh(R) System" processing aid technologies and related protocols in processing potatoes supplied by Potandon. In order to produce and market its fresh-cut potato products, the Company uses one co-packer and plans to add several other regional co-packers, and is building a dedicated sales and marketing infrastructure to support its efforts.

     - In October 1997, the Company entered into a strategic alliance with Farmington Fresh, a major grower and marketer of Fuji apples. Under this alliance, the Company has licensed its "Apple Fresh(R)" processing aids and provides flexible packaging and scientific and technical services in connection with the production by Farmington Fresh of certain varieties of fresh-cut sliced apples. The agreement, which currently extends until December 2002, grants Farmington Fresh production exclusivity in its local geographic market. In addition to revenues from sales of the Company's processing aids, packaging and scientific and technical services, the agreement entitles the Company to receive a royalty from each package of fresh-cut apple slices sold.

      The Company was incorporated in 1985 under the laws of the State of Colorado. The Company's executive offices are located at 2 International Plaza, Suite 245, Philadelphia, Pennsylvania 19113-1507, and its telephone number is
(610) 521-4400.


                                 USE OF PROCEEDS

      The net proceeds from the sale of the Shares will be received by the Selling Shareholders. The Company will not receive any of the proceeds from any sale of the Shares by the Selling Shareholders, but will receive the exercise price of any Warrants exercised by the Selling Shareholders, up to a maximum of approximately $4,686,968. Any proceeds received from the exercise of the Warrants will be used for working capital and general corporate purposes.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth certain information with respect to each of the directors and executive officers of the Company.


               NAME                  AGE        POSITIONS WITH THE COMPANY AND AFFILIATES
-----------------------------------  ---   ----------------------------------------------------
Paul L. Devine.....................  43    Chairman of the Board of Directors, President, Chief
                                           Executive Officer
Timothy B. Owen....................  38    Secretary and Treasurer
Derrick W. Lyon....................  54    Chief Executive Officer of EPL Technologies (Europe)
                                           Limited
Dr. William R. Romig...............  51    Senior Vice President -- Science and Technology
Karen A. Penichter.................  44    Vice President -- Sales
Antony E. Kendall..................  54    Chief Executive Officer of EPL Flexible Packaging
                                           Ltd.
Virginia N. Finnerty...............  37    Chief Operating Officer of IPS Produce, Inc.
Jose Saenz de Santa Maria..........  42    Managing Director of Fabbri Artes Graficos Valencia
                                           SA
Robert D. Mattei(1)................  58    Director
Ronald W. Cantwell(1)..............  53    Director


---------------

(1) Member of Compensation, Audit and 1994 Stock Incentive Plan Committees









     Paul L. Devine. Mr. Devine was appointed Chairman and Chief Executive Officer of the Company in March 1992. From 1989 to 1992, Mr. Devine was involved as a business consultant in the identification and targeting of acquisitions for various public companies. During this time, he also served as a director and chief executive officer of various companies, including three U.K. subsidiaries of Abbey Home Healthcare, Inc., a U.S. public health care group. Prior to this, he was the Chief Executive of Leisure Time International, plc from 1986 to 1989. He is a graduate of London University and holds Bachelors and Masters degrees in curriculum research. Throughout his business career, he has been intimately involved in the design and implementation of new product strategies, both in financial services and health/hygiene services.



     Timothy B. Owen. Mr. Owen was appointed Secretary and Treasurer in October 1996, having served as European Financial Controller of the Company since 1995. From 1992 until 1995, Mr. Owen performed financial and accounting services for the Company as an independent consultant. From 1990 to 1993, Mr. Owen served as chief financial officer and secretary of various companies, including three U.K. subsidiaries of Abbey Home Healthcare, Inc. Prior to this, from 1986 to 1990, he was a financial controller for the Foseco Group Plc, holding both corporate and operational positions. Mr. Owen qualified as a chartered accountant with Touche Ross & Co. (now Deloitte & Touche) in 1985. He is a graduate of Brunel University, and holds an Honors degree in economics.


     Derrick W. Lyon. Mr. Lyon was appointed Chief Executive Officer of EPL Technologies (Europe) Limited in August 1996. Mr. Lyon previously served as Chief Operating Officer of Bakery Packaging Services Limited ("BPS") (now EPL Flexible Packaging Ltd.) following its acquisition by the Company in September 1995 until December 1996. From 1981 to 1995, Mr. Lyon was Managing Director and a founding shareholder of BPS. Prior to this, Mr. Lyon held senior management positions within Bernard Wardle & Co., Smurfit Limited, and W.R. Grace, where he had over 25 years experience in the printing and packaging industries. He holds a degree in mechanical engineering from City University, London, and Bachelors and Masters degrees in economics from St. John's College, Cambridge.

     Dr. William R. Romig. Dr. Romig was appointed Vice President of Research and Development of the Company in September 1994, and, as of January 1, 1998, serves as Senior Vice President of Science and Technology. From 1988 until 1994, Dr. Romig was first Senior Director of Vegetable Genetics and then Senior Director of Business Development and Director of Product Development for FreshWorld, a joint venture between DNA Plant Technology Corporation, a public company, and DuPont. Prior to 1988, he worked for General Foods Corporation (Kraft) eventually attaining the highest technical position of Principal Scientist. Dr. Romig received his B.S. in Plant Pathology from Cornell University and his Ph.D. from the University of Delaware. He has held positions of Adjunct Professor at several universities and has lectured and published in the area of fresh-cut fruits and vegetables. Dr. Romig is also Chairman of the Company's Scientific Advisory Board.



     Karen A. Penichter. Ms. Penichter joined the Company as Vice President/ Sales in March 1996. From 1986 until 1996, Ms. Penichter worked for FMC Corporation -- Food Ingredients Division in several sales management positions until attaining the position of Director of Sales in 1993. She worked as a Sales Representative and then Sales Manager for SCM Corporation -- Durkee Foods Division until 1986. Ms. Penichter was employed by Thomas J. Lipton Company as a Food Technologist from 1978-1982. Ms. Penichter holds a BA in Biology from SUNY Binghamton and an M.S. in Food Technology from Rutgers University.



     Antony P. Kendall. Mr. Kendall joined the Company in August 1996 as chief executive officer of BPS (now EPL Flexible Packaging Ltd.). From 1970 to 1996, Mr. Kendall worked for the UCB group of Companies in various senior management positions. Most recently he was Managing Director of UCB Flexible Ltd., responsible for marketing its specialty packaging products in the U.K. and for Pepsico European contracts. He holds a B.S. degree in Mechanical Engineering from the University of London.



     Virginia N. Finnerty. Ms. Finnerty has served as Chief Operating Officer of IPS Produce, Inc., the subsidiary through which the Company conducts its activities related to fresh-cut potatoes, since June 1997. From June 1994 to June 1997, Ms. Finnerty served as the Company's Director of Business Development. From December 1993 to June 1994, Ms. Finnerty worked in sales and marketing development for the Greater Philadelphia Chamber of Commerce. From 1990 to 1993, Ms. Finnerty served as a sales and marketing manager for Osterman Foods. Ms. Finnerty holds a BFA and an Education Certification from Temple University and an MBA in marketing from St. Joseph's University.



     Jose Saenz de Santa Maria. Mr. Saenz has served as Managing Director of Fabbri since its acquisition by the Company in December 1997. Mr. Saenz joined the Company in July 1997 as an independent consultant, and was responsible for conducting the Company's on-site due diligence with respect to the Fabbri Acquisition. From January 1994 to July 1997, Mr. Saenz served as Managing Director of AMCOR Flexibles Espano. Prior to this, Mr. Saenz served as a senior executive of Ramondine, Inc., a specialty packaging company, from August 1987 to December 1993. He is a law graduate of the University of Madrid and holds Masters degrees in Commercial Management and Marketing from CESEM Business School (Madrid).



     Robert D. Mattei. Mr. Mattei is an investor and entrepreneur. Mr. Mattei has been self-employed in various aspects of the food service industry for more than 20 years. As a restaurateur, Mr. Mattei has developed, operated and sold many successful operations. Mr. Mattei currently owns three restaurants, and acts as an industry consultant primarily involved in the development of restaurant concepts. Mr. Mattei has been a member of the Board of Directors of the Company since February 1988 and was Secretary of the Company from February 1988 to March 1993.



     Ronald W. Cantwell. Mr. Cantwell currently serves as President of Trilon Dominion Partners L.L.C. ("Trilon"), and has done so since its inception in June 1995. Mr. Cantwell also serves as President of VC Holdings, Inc., the sole manager of Trilon. Prior to this, Mr. Cantwell served as President of The Catalyst Group, Inc., where he executed a variety of merchant banking activities and developed and directed the strategic plan for a diverse mix of utility assets. In addition, he was involved in advising numerous mergers, acquisitions and restructuring matters for The Edper Group, the principal investor in The Catalyst Group. Prior to joining The Catalyst Group, Mr. Cantwell spent nineteen years in the practice of public accounting, most recently with Ernst & Young, where he was a tax partner and headed the Dallas-based Mergers and Acquisitions practice.

EXECUTIVE COMPENSATION



The following table sets forth the aggregate cash compensation paid by the Company for the year ended December 31, 1997 for services rendered in all capacities to the Chief Executive Officer and each of the other four most highly compensated executive officers (the "Named Executive Officers").


                                                              LONG-TERM COMPENSATION
                                                              ----------------------

                              ANNUAL COMPENSATION                   AWARDS      PAYOUTS
                   --------------------------------------     ---------------

NAME AND                                          OTHER       RESTRICTED                 ALL OTHER
PRINCIPAL                                         COMPEN-     STOCK     OPTIONS/ LTIP    COMPEN-
POSITION                      SALARY    BONUS     SATION      AWARD(S)  SARs     PAYOUTS SATION
                    YEAR        ($)      ($)        ($)          ($)     (#)       ($)      ($)
-------------------------------------------------------------------------------------------------





Paul L. Devine        1997      275,000   225,000                 0     200,000     0      0
Chairman, President   1996      225,000   210,978         0       0     500,000     0      0
and Chief Executive   1995       56,250   100,000   120,000       0     200,000     0      0
Officer

Derrick W. Lyon       1997            0         0   148,500(1)    0           0     0      0
CEO - EPL             1996            0         0   184,000(1)    0     100,000     0      0
Technologies          1995            0         0    36,000(1)    0     100,000     0      0
  (Europe) Ltd

Antony Kendall        1997      125,470     8,200    13,089(2)    0      50,000     0      0
Chief Executive       1996       47,839         0     2,470(2)    0     100,000     0      0
EPL Flexible          1995            0         0         0       0           0     0      0
  Packaging Ltd

Timothy B. Owen       1997      105,000    40,000         0       0     100,000     0      0
Treasurer and         1996       90,000         0         0       0     115,000     0      0
Secretary             1995       60,000         0    30,000       0     125,000     0      0

William R. Romig      1997      105,750    14,075     1,634       0     150,000     0      0
Vice President,       1996       94,089     5,000         0       0     175,000     0      0
Research &            1995       85,000         0         0       0      35,000     0      0
Development




(1) includes payments made to DWL Associates Limited, an entity controlled by Mr. Lyon, for the provision of consulting and advisory services. Amounts assume an exchange rate of GBP1:$1.60 in 1995 and 1996, and GBP1:$1.65 in 1997.



(2) assumes an exchange rate of GBP1:$1.65.


COMPENSATION OF DIRECTORS



With the exception of Mr. Devine in his capacity as an officer of the Company, no cash compensation was paid to any director of the Company during the year ended December 31, 1997. In May 1997, in accordance with the terms of the Company's 1994 Stock Incentive Plan, Robert D. Mattei and former director Dr. Rainer G. Bichlbauer were each granted an option to acquire 15,000 shares of Common Stock at an exercise price of $5.25 per share, for their services as members of the audit and compensation committees. Also pursuant to the 1994 Stock Incentive Plan, Mr. William Hopke, also a former director, served for part of fiscal 1996 and was granted an option to acquire 10,000 shares of Common Stock at an exercise price of $5.25 per share for his services as a member of such committees. These options are exercisable for five-year terms and have exercise prices equal to the fair market value of such shares on the date of grant.



EMPLOYMENT AND CONSULTING CONTRACTS

     Mr. Devine and the Company are parties to an employment agreement dated as of January 1, 1997 which provides that Mr. Devine is to serve as the Company's Chairman of the Board, President and Chief Executive Officer. The agreement provides for a rolling three year term. The Agreement provides for a base salary to be fixed by the Board which, as of January 1, 1997, was $275,000 per year. Pursuant to the agreement the Company will maintain life insurance on Mr. Devine's life with a face amount equal to at least $1,000,000, for which Mr. Devine may designate a beneficiary. Under the agreement Mr. Devine also will be entitled to receive a retirement benefit if he remains continuously employed (as defined) by the Company until age fifty. Generally, if Mr. Devine retires at age 65, the retirement benefit to be received annually will be equal to 50% of his average annual base salary and bonus during the final three years of his employment (less benefits from any other defined benefit pension plan of the Company). The percentage of Mr. Devine's average annual base salary and bonus will be reduced or increased by 6% for each year by which Mr. Devine elects to have such retirement benefit commence earlier or later than his 65th birthday. The agreement also provides that Mr. Devine is entitled to participate in all benefit plans and arrangements of the Company and may also receive bonuses, if any, as determined by the Board of Directors. The agreement also provides certain disability and death benefits to Mr. Devine, as well as severance payments approximately equal to Mr. Devine's average salary and bonus for the previous three years, to continue for three years if Mr. Devine is terminated under certain conditions. Additionally, Mr. Devine is entitled to receive a payment of slightly less than three times his "base amount" (as defined in the Internal Revenue Code of 1986) in the event of a "change of control" of the Company (as defined in the agreement). This agreement also contains certain customary provisions regarding confidentiality and non-competition.


     The Company entered into a Consulting Agreement with DWL Associates Limited, an entity controlled by Mr. Lyon, for the provision of consulting and advisory services. The agreement, which was signed as part of the acquisition by the Company of BPS in September 1995, has an original term of two years, expiring September 30, 1997. As notice not to renew was not served by either party, the agreement has automatically renewed for a further twelve months, expiring September 30, 1998. Under this agreement, either party may terminate this agreement upon six months notice. Annual fees of GBP90,000 ($149,000 at an exchange rate of GBP1:$1.65) are payable under this agreement, plus the reimbursement of directly incurred expenses.



     The Company, through Bakery Packaging Services Limited (now known as EPL Flexible Packaging Limited ("EPL Flexible")), entered into an employment agreement with Mr. Kendall commencing on August 1, 1996, which provides that Mr. Kendall is to serve as Chief Executive of EPL Flexible. The agreement provides for an annual salary of GBP70,000 ($115,000 at an exchange rate of GBP1:$1.65), which salary is reviewable on January 1 annually and has been increased to GBP83,000 ($137,000 at an exchange rate of GBP1:$1.65) as of July 1, 1997, together with customary benefits, such as vacation, the provision of an automobile, healthcare coverage and contributions into a defined contribution pension scheme. A bonus is also payable upon the achievement of certain performance targets, as agreed on an annual basis. After the first twelve months, the contract may be terminated by either side upon six months' notice. The agreement also contains certain customary provisions regarding confidentiality and non-competition.



     The Company entered into an employment agreement with Dr. Romig effective September 1, 1994, which provides for a twelve month term, with annual renewal terms. Effective January 1, 1998, the Company entered into a new agreement with Dr. Romig, which runs for an initial term of two years, with annual renewal terms thereafter. Either party may terminate the contract upon six months' notice. The initial annual salary is $120,000, with a bonus of up to 25% of the salary based upon the achievement of agreed-upon objectives. In addition to the customary provisions on vacation and healthcare coverage, the agreement also provides that, in the event of a termination of employment by either party due to a change in control (as defined in the agreement), Dr. Romig would receive a total payment equal to twice his annual salary plus a bonus equal to his average bonus earned over the previous twelve months. The agreement also contains certain customary provisions regarding confidentiality and non-competition.




1994 STOCK INCENTIVE PLAN



     The Company's 1994 Stock Incentive Plan (the "Plan") was adopted by the shareholders on July 21, 1994, and modified by the shareholders to increase the shares issuable thereunder and to make certain other changes on July 22, 1996, and again on July 21, 1997. The Plan is intended as an additional incentive to certain employees, certain consultants or advisors and non-employee members of the Board of Directors to enter into or remain in the employ of the Company or to serve on the Board of Directors by providing them with an additional opportunity to increase their proprietary interest in the Company and to align their interests with those of the Company's shareholders generally through the receipt of options to purchase Common Stock and has been structured to comply with the applicable provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, and Rule 16b-3 thereunder. The Plan provides for the grant of incentive stock options within the meaning of the Internal Revenue Code of 1986, as amended, and non-qualified stock options and the award of shares of Common Stock. The particular terms of each option grant or stock award are set forth in a separate agreement between the Company and the optionee or award recipient. The Plan is administered by the 1994 Stock Incentive Plan Administration Committee appointed by the Board of Directors, which is currently comprised of Robert D. Mattei and Ronald W. Cantwell. The committee has the discretion to determine the number of shares subject to each award, and other applicable terms and conditions, including a grant's vesting schedule. The term of an option may not be more than five years from the grant date. Options granted under the Plan generally terminate three months after an optionee ceases to be employed by the Company (twelve months in the case of death or disability). The Plan provides that no option may be granted under it after May 4, 1999.

The following table sets forth certain information concerning grants of stock options made during the year ended December 31, 1997 to Named Executive Officers.



                       OPTION GRANTS IN LAST FISCAL YEAR

                            INDIVIDUAL GRANTS
                    -----------------------------------
                                   % OF
                                   TOTAL                              POTENTIAL REALIZABLE VALUE AT
                                  OPTIONS                                 ASSUMED ANNUAL RATES OF
                                 GRANTED TO                            STOCK PRICE APPRECIATION FOR
                                 EMPLOYEES     EXERCISE                  OPTION TERM (5 YEARS)(1)
                    OPTIONS      IN FISCAL     OR BASE    EXPIRATION     -------------------------
NAME                GRANTED        YEAR        PRICE        DATE         0%        5%        10%
----------------   --------    -------------   --------   ----------    ---     -------   --------

Paul L. Devine      200,000        18.51%      $7.00      11/14/2002     0      386,794    854,714

Derrick W. Lyon           0            0           0        N/A         N/A         N/A       N/A

Antony Kendall       50,000         4.63        7.00      11/14/2002     0       96,699    213,679

Timothy B. Owen     100,000         9.25        7.00      11/14/2002     0      193,397    427,357

William R. Romig    150,000        13.88        7.00      11/14/2002     0      290,096    641,036




(1) The dollar amounts under these columns are the result of calculations at 0%, 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation of the price of the Common Stock.




The following table sets forth certain information concerning exercises of stock options during the year ended December 31, 1997 and the value of unexercised stock options at December 31, 1997 for Named Executive Officers.



                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                   YEAR AND FISCAL YEAR-END OPTION VALUES (1)





                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                        UNDERLYING OPTIONS AT         IN-THE-MONEY OPTIONS AT
                          SHARES                        DECEMBER 31, 1997             DECEMBER 31, 1997(1)
                         ACQUIRED        VALUE          --------------------------------------------------------
NAME                   ON EXERCISE      REALIZED        EXERCISABLE  UNEXERCISABLE    EXERCISABLE  UNEXERCISABLE
----                   ------------     ----------      -----------  -------------    -----------  -------------
Paul L. Devine              400,000(1)  2,212,500(1)       800,000               0      1,462,500              0

Derrick W. Lyon                   0             0          200,000               0        618,750              0

Antony Kendall                    0             0          150,000               0        109,375              0

Timothy B. Owen              10,000(1)     60,625(1)       340,000               0        669,375              0

William R. Romig                  0             0          360,000               0        468,751              0

(1) None of the shares underlying the exercised options has been sold as at December 31, 1997.




(2) At December 31, 1997, the closing price of a share of Common Stock on the Nasdaq SmallCap Market was $6.125.

CERTAIN TRANSACTIONS





     Effective October 21, 1997, the Company completed a revolving line of credit agreement (the "Trilon Line") with Trilon Dominion Partners L.L.C. ("Trilon"). In connection with obtaining the Trilon Line, the Company paid Trilon a total transaction fee of $100,000. Under the Trilon Line, Trilon made available to the Company $2.1 million for working capital purposes. Amounts drawn were secured by, among other things, a blanket lien on the assets of the Company's wholly-owned U.S. subsidiaries and on the assets of the Company itself. Interest was at the "prime rate" (as published in the Wall Street Journal) plus 4% and payable quarterly in arrears. $337,500 was drawn as of September 30, 1997. Part of the proceeds of the placement of the Series D Preferred Stock and the warrants issued in connection with the Series D Preferred Stock was used to repay the Trilon Line on November 12, 1997, whereupon the Trilon Line was cancelled. The Trilon Line therefore is no longer available for drawings. Mr. Cantwell, a director of the Company, is the President of Trilon and President of VC Holdings, Inc., the sole managing member of Trilon.



     The Company had a revolving line of credit under an agreement originally obtained from Dominion Capital, Inc. ("Dominion"), a related party of Trilon, which was to have expired on March 21, 1998, bearing interest at prime plus 2.5%. In July 1995, Dominion transferred its interest in this line of credit to Trilon. On October 2, 1995 Trilon agreed to convert the outstanding principal amount of $4,050,000 under the line of credit into 2,025,000 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock for $2.00 per share. In addition, as part of such transaction, the Company issued 162,613 shares of Common Stock in settlement of accrued interest of $310,164, and 24,000 shares of Common Stock in settlement of commitment fees.






     The Company entered into a Consulting Agreement with DWL Associates Limited, an entity controlled by Mr. Lyon. See "Management -- Executive Compensation."

                             PRINCIPAL SHAREHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of the Common Stock (as defined and calculated under Rule 16b-3 issued under the Securities Exchange Act of 1934, as amended), as of February 12, 1998 by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director, (iii) the Named Executive Officers (see "Management -- Executive Compensation"), and (iv) all current executive officers and directors of the Company as a group. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.



                                         SHARES BENEFICIALLY
                                               OWNED (1)
                                       -----------------------
      NAME OF BENEFICIAL OWNER          NUMBER         PERCENT
-------------------------------------  ---------       -------
Trilon Dominion Partners, L.L.C......  5,381,806(2)(8)   26.0%
Lancer Partners, L.P. ...............  3,577,011(3)      19.8
Norwich Union Investment Management
  Limited............................    962,500(4)       5.3
Willbro Nominees Ltd.................    293,930(5)       1.6
Paul L. Devine.......................  1,540,833(6)       8.1
Robert D. Mattei.....................    428,965(7)       2.4
Ronald W. Cantwell...................  5,381,806(8)      26.0
Derrick W. Lyon......................    200,000(9)       1.1
Dr. William R. Romig.................    360,000(9)       2.0
Timothy B. Owen......................    375,000(10)      2.0
Antony E. Kendall....................    150,000(9)         *
Directors and executive officers as a
  group (10 persons).................  8,899,104(11)     38.5


---------------
 *  Less than one percent.


(1) Unissued shares of Common Stock of each owner subject to currently exercisable options or other rights to acquire securities exercisable within 60 days of the date hereof are included in the totals listed and are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. The effect of this calculation is to increase the stated total ownership percentage currently controlled. Information in the table is based solely upon information contained in filings with the Securities and Exchange Commission, pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and the records of the Company.



(2) Includes 2,577,333 shares of Common Stock that may be acquired by converting 1,933,000 shares of Series A Preferred Stock into shares of Common Stock. Trilon Dominion Partners, L.L.C. ("Trilon") beneficially owns 93.2% of the Company's outstanding Series A Preferred Stock. The sole members of Trilon are VC Holdings, Inc. (the sole managing member of Trilon and owner of 100% of the voting interest in Trilon) and Dominion Capital, Inc., a Virginia corporation ("Dominion Capital"). Ronald W. Cantwell, a director of the Company, owns all of the voting stock of VC Holdings, Inc. Dominion Capital is a wholly-owned subsidiary of Dominion Resources, Inc., a Virginia corporation ("Dominion Resources"). Both Dominion Capital and Dominion Resources may be considered to be indirect beneficial owners of the shares of Common Stock held by Trilon. However, both Dominion Capital and Dominion Resources disclaim any beneficial ownership of such shares. The address for Trilon is 245 Park Avenue, Suite 2820, New York, NY 10017.



(3) Includes shares of Common Stock held by funds other than Lancer Partners, L.P., but which are commonly managed in a group that includes Lancer Partners, L.P. The address for Lancer Partners, L.P. is 375 Park Avenue, Suite 2006, New York, NY 10017.



(4) Includes 62,500 shares of Common Stock issuable upon exercise of Warrants. The address for Norwich Union Investment Management Limited is Sentinel House, 37 Surrey Street, Norwich NR13UZ, England, U.K.



(5) Includes 144,444 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 61,986 shares of Common Stock issuable upon exercise of Warrants. Willbro Nominees beneficially owns 100% of the Series C Preferred Stock. The address for Willbro Nominees is 6 Broadgate, London EC2M 2RP, England, U.K.



(6) Includes 880,000 shares of Common Stock that may be acquired by (i) converting 50,000 shares of A Preferred Stock into 66,667 shares of Common Stock, (ii) exercising options to acquire 800,000 shares of Common Stock and
    (iii) exercising warrants to acquire 13,333 shares of Common Stock. Mr. Devine beneficially owns 2.4% of the Series A Preferred Stock. The address for Mr. Devine is c/o the Company, 2 International Plaza, Suite 245, Philadelphia, PA 19113-1507.

(7) Includes 95,000 shares of Common Stock that may be acquired by exercising options to acquire 95,000 shares of Common Stock and 20,000 shares of Common Stock owned by Mr. Mattei's wife, as to which he disclaims beneficial ownership.



     (8) Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock by virtue of his ownership of all of the voting stock of VC Holdings, Inc., the sole managing member of Trilon and owner of 100% of the voting interest in Trilon. The only other member of Trilon is Dominion Capital, which holds a non-voting membership interest in Trilon. Dominion Capital is a wholly-owned subsidiary of Dominion Resources. Both Dominion Capital and Dominion Resources may be considered to be indirect beneficial owners of such shares of Common Stock. However, both entities disclaim any beneficial ownership of such shares. The address for Mr. Cantwell is c/o Trilon, 245 Park Avenue, Suite 2820, New York, NY 10017.






(9)  Amount shown represents shares issuable upon exercise of options.






(10) Includes 340,000 shares that may be acquired by exercising options.



(11) Includes 5,027,333 shares of Common Stock that may be acquired by (i) converting 1,983,000 shares of A Preferred Stock into 2,644,000 shares of Common Stock, (ii) exercising options to acquire 2,370,000 shares of Common Stock and (iii) exercising warrants to acquire 13,333 shares of Common Stock.

                              SELLING SHAREHOLDERS



     The table below sets forth information as of February 12, 1998 with respect to the Selling Shareholders, including the number of shares of Common Stock owned prior to the Offering, the number of Shares being offered for each account, and the number and percentage of shares of Common Stock to be owned by the Selling Shareholders immediately following the sale of the Shares, assuming all of the offered Shares are sold. In the case of the shares of Common Stock underlying the Series D Preferred Stock, the number of shares of Common Stock owned and offered for sale hereby represents an estimate of the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock, based on 150% of the shares of Common Stock issuable at a conversion price of $6.25 per share. This estimate could be greater than or less than the actual number of shares issued upon conversion. See footnote 5 to the table below for a detailed description.



                                 Shares Beneficially
                                        Owned            Shares       Shares Beneficially
                                      Before the          Being              Owned
                                      Offering(1)        Offered    After the Offering(1)(2)
                                      -----------        -------    ------------------------
         Name                                                        Number         Percent
         ----                                                        ------         -------
Willbro Nominees Ltd.                  293,930(3)        293,390          0             0

Norwich Union Investment
Management Limited                     962,500(4)        312,500    650,000           3.6%

Clifford M. Coles                       78,000            38,220     39,780             *

RGC International Inventors, LDC     1,905,808(5)      1,905,808          0             0


Capital Ventures International         680,645(5)        680,645          0             0

Halifax Fund, L.P.                     816,775(5)        816,775          0             0

      * Less than 1%.



(1) Except as set forth in footnote (5) below, beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of February 12, 1998 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. The persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


(2)   Assumes all Shares offered hereby are sold in the Offering.

(3) Includes 144,444 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 61,986 shares of Common Stock issuable upon exercise of Warrants.

(4)   Includes 62,500 shares of Common Stock issuable upon exercise of Warrants.

(5) In accordance with Rule 416, the number of shares of Common Stock set forth in the table represents a good faith estimate of the number of shares of Common Stock to be offered by the Selling Shareholder, based on 150% of the number of shares of Common Stock that would have been issuable upon conversion of the Series D Preferred Stock at a conversion price of $6.25 per share, in accordance with Rule 416 and exercise of the Series D Warrants. The actual number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock is determined by a formula based on the market price at the time of conversion, is therefore subject to adjustment and could be materially less or more than such estimated number depending on factors that cannot be predicted by the Company. Specifically, at any given time, the Series D Preferred Stock is convertible into a number of shares of Common Stock determined by dividing the sum of (a) the stated value of the Series D Preferred Stock and (b) a premium amount equal to 4% (on an annualized basis) of the stated value of the Series D Preferred Stock, by the then applicable conversion price (calculated as 94% of the average closing bid prices of the Common Stock for any five (5) consecutive trading days in the twenty-five (25) trading day period ending one trading day prior to the date of conversion) with a maximum conversion price of $11.63, subject to certain restrictions. Such 150% estimate assumes no accrual of the premium on the conversion price since the issuance of the Series D Preferred Stock. Additional shares also may be issued in the event certain other agreements associated with the Series D Preferred Stock require satisfaction, including certain redemption rights in certain circumstances and liquidated damages provisions. All of such shares, to the extent issued (if ever), are included in the shares underlying the Series D Preferred Stock as presented in this table and offered hereby. The Shares offered hereby, and included in the Registration Statement of which this Prospectus is a part, also include such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series D Preferred Stock by reason of the floating rate conversion price mechanism or other adjustment mechanisms described in the Certificate of Designation for the Series D Preferred Stock, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution. The number of shares of Common Stock beneficially owned and being offered by RGC International Investors, LDC, Capital Ventures International, and Halifax Fund, L.P. includes 1,680,000, 600,000 and 720,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock, respectively, and 225,808, 80,645 and 96,775 shares of Common Stock, respectively, issuable upon exercise of the Series D Warrants, which are exercisable for a period of five (5) years at $10.08 each. Pursuant to the terms of the Series D Preferred Stock and the Series D Warrants, the shares of Series D Preferred Stock and the Series D Warrants are convertible or exercisable by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series D Preferred Stock or unexercised portions of the Series D Warrants) would not exceed 4.99% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Shareholder may exceed the number of shares of Common Stock that this Selling Shareholder could own beneficially at any given time through this Selling Shareholder's ownership of the Series D Preferred Stock and the Series D Warrants. In that regard, beneficial ownership of this Selling Shareholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.


Relationships Between the Company and the Selling Shareholders

      Clifford M. Coles is the President of CMC. In connection with the Company's acquisition of CMC in October 1997, as the former controlling shareholder of CMC, Mr. Coles received, among other things, 78,000 shares of Common Stock in exchange for the common stock of CMC.

                              PLAN OF DISTRIBUTION

      The offer and sale of the Shares by the Selling Shareholders, or by their pledgees, donees, transferees or other successors in interest, may be effected from time to time in one or more of the following transactions: (a) to underwriters who will acquire the Shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concession allowed or reallowed or paid to dealers may be changed from time to time); (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market or on one or more exchanges on which the Shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices; (c) directly or through brokers or agents in private sales at negotiated prices; (d) short sales; (e) by other legally available means; or (f) any combination of the foregoing. The number of Shares that may actually be sold by each of the Selling Shareholders will be determined by such Selling Shareholder.

      The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Shareholders determine from time to time. The Shares may also be sold pursuant to Rule 144.

      The Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Shareholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Shareholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be sold by the Selling Shareholders. The Selling Shareholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

      Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions. Discounts or concessions may be allowed or reallowed or paid to dealers.

      Upon the Company being notified by any Selling Shareholder that a material arrangement has been entered into with a broker or dealer for the sale of any of the Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

      The Selling Shareholders and any other persons participating in the sale or distribution of the Shares may be subject to applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders or any other such person. The foregoing may affect the marketability of the Shares.

      In connection with the Offering, the Company has agreed to indemnify the Selling Shareholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

      In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

      The Company has agreed that it will bear all costs, expenses and fees in connection with the registration of the Shares.

                                  LEGAL MATTERS


      The validity of the Shares offered hereby is being passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania and Denver, Colorado.


                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


      The financial statements of Fabbri Artes Graficas Valencia S.A. as of September 30, 1997 and 1996 and for each of the two years in the period ended September 30, 1997 included in the Company's Current Report on Form 8-K dated December 24, 1997, as amended on February 12, 1998 and incorporated in this Prospectus and Registration Statement by reference, have been audited by Coopers & Lybrand, S.A., independent auditors, as set forth in their report thereon. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



      The financial statements of Bakery Packaging Services Limited for each of the two years in the period ended November 30, 1994 included in the Company's Current Report on Form 8-K dated September 19, 1995, as amended on November 14, 1995 and incorporated in this Prospectus and Registration Statement by reference, have been audited by Porter Matthews & Marsden, independent auditors, as set forth in their report thereon. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the Shares being registered hereby.


     SEC Registration Fee                               $ 7,356
     NASDAQ Listing Fee                                   7,500
     Accountants' Fees and Expenses                      10,000*
     Legal Fees and Expenses                             35,000*
     Miscellaneous                                          144*
                                                        -------
          TOTAL                                         $60,000*


* As estimated and subject to change.

      The Selling Shareholders will not bear any portion of the expenses of registration of the Shares.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under Article 109 of the Colorado Business Corporation Act, as amended (the "CBCA"), the Company has the power to indemnify directors and officers under prescribed circumstances and subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director or officer of the Company if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

      Article VF. of the Company's Amended and Restated Articles of Incorporation, as amended, and Article VI of the Company's Bylaws, as amended, provide that the Company shall indemnify directors and officers of the Company against all expenses, liability and loss incurred as a result of such person's being a party to, or threatened to be made a party to, any proceeding (as defined, which includes any threatened proceeding) by reason of the fact that he or she is or was a director or officer of the Company or is otherwise the subject of any such proceeding by reason of that person's relationship with the Company, to the fullest extent authorized by the CBCA, if the person conducted the activities in question in good faith, reasonably believed that the conduct was in the Company's best interests or was not opposed to the Company's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Article VI of the Bylaws, as amended, further permits the Company to maintain insurance, at its expense, to protect itself and any such director or officer of the Company against any such expenses, liability or loss, whether or not the Company would have the power to indemnify such person against such expenses, liability or loss under the Bylaws, as amended. The Company has directors' and officers' liability insurance.

ITEM 16. EXHIBITS.

Exhibit
Number      Description

3.1 Amended and Restated Articles of Incorporation of the Company, as amended, (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 on file with the Securities and Exchange Commission (the "SEC")).

3.2         Amended and Restated Bylaws of the Company, as amended.
            (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 on file with the SEC.)

4.1         Specimen Common Stock Certificate (Incorporated by reference to
            Exhibit 4.1 to the Company's Annual Report on Form 10-K for the eight months ended December 31, 1992 on file with the SEC).


5.1* Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to the validity of the shares of Common Stock being registered.



10.1 License Agreement dated as of April 29, 1997 by and between Integrated Produce Systems, Inc. and Farmington Fresh (confidential treatment has been requested for certain portions of this agreement).



10.2* Amendment to License Agreement, dated February 13, 1998, between Integrated Produce Systems, Inc. and Farmington Fresh.



10.3 Operating Agreement of NewCornCo, LLC, dated July 19, 1996, between the Registrant and Agricultural Innovation & Trade, Inc. (confidential treatment has been requested for certain portions of this agreement).


10.4 Fresh-Cut Corn Processing Agreement, dated July 22, 1996, between NewCornCo, LLC, and Agricultural Innovation & Trade, Inc. (confidential treatment has been requested for certain portions of this agreement).


10.5 Assignment of Membership Interest, dated December 6, 1997, between Agricultural Innovation & Trade, Inc. and Twin Garden Sales, Inc. (confidential treatment has been requested for certain portions of this agreement).



10.6 Requirements Agreement, dated as of December 6, 1997, between NewCornCo, LLC, and Twin Garden Farms (confidential treatment has been requested for certain portions of this agreement).



10.7 Employment Agreement, dated January 1, 1998, between the Company and William R. Romig


23.1        Consent of Deloitte & Touche LLP.


23.2        Consent of Coopers & Lybrand, S.A.






23.3        Consent of Porter, Mattews & Marsden
[/R]


23.4*       Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
            Exhibit 5.1).



24.1*       Power of Attorney (included in signature page).

__________
*previously filed
**to be filed by amendment

ITEM 17. UNDERTAKINGS.

      A.    The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act")'

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;


                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

            provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Tinicum, Commonwealth of Pennsylvania, on February 13, 1998.

                                       EPL TECHNOLOGIES, INC.


                                       /s/ Paul L. Devine
                                       ----------------------------
                                       Paul L. Devine
                                       Chairman, President and Chief Executive
                                       Officer (Principal Executive Officer)


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                     Title                            Date
---------                     -----                            ----

/s/ Paul L. Devine            Chairman, President and          February 13, 1998
---------------------         Chief Executive Officer
Paul L. Devine                (Principal Executive Officer)


/s/ Timothy B. Owen           Secretary and Treasurer          February 13, 1998
----------------------        (Principal Financial and
Timothy B. Owen                Accounting Officer)


/s/ Robert D. Mattei          Director                         February 13, 1998
--------------------
Robert D. Mattei


/s/ Ronald W. Cantwell        Director                         February 13, 1998
----------------------
Ronald W. Cantwell

                                 EXHIBIT INDEX

Exhibit                                                       Sequentially
Number            Description                                 Numbered Page
------            -----------                                 -------------

3.1 Amended and Restated Articles of Incorporation of the Company, as amended, (Incorporated by reference to Exhibit 3.1 to the Company's
            Quarterly Report on Form 10-Q for the
            quarterly period ended September 30, 1997 on file with the SEC).

3.2 Amended and Restated Bylaws of the Company, as amended, (Incorporated by reference to Exhibit
            3.2 to the Company's Quarterly Report on Form
            10-Q for the quarterly period ended September
            30, 1997 on file with the SEC.)

4.1         Specimen Common Stock Certificate
            (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the eight months ended December 31, 1992 on file with the SEC).

5.1* Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to the validity of the shares of Common
            Stock being registered.



10.1 License Agreement dated as of April 29, 1997 by and between Integrated Produce Systems, Inc.
            and Farmington Fresh (confidential treatment has been requested for certain portions of this agreement).



10.2*       Amendment to License Agreement, dated February 13,
            1998, between Integrated Produce Systems, Inc.
            and Farmington Fresh.




10.3        Operating Agreement of NewCornCo, LLC, dated
            July 19, 1996, between the Company and
            Agricultural Innovation & Trade, Inc. (confidential treatment has been requested for certain portions of this agreement).


10.4        Fresh-Cut Corn Processing Agreement, dated
            July 22, 1996, between NewCornCo, LLC, and
            Agricultural Innovation & Trade, Inc. (confidential treatment has been requested for certain portions of this agreement).


10.5 Assignment of Membership Interest, dated December 6, 1997, between Agricultural Innovation & Trade, Inc. and Twin Garden Sales, Inc. (confidential treatment has been requested for certain portions of this agreement).




10.6 Requirements Agreement, dated December 6, 1997, between NewCornCo, LLC, and Twin Garden Farms
            (confidential treatment has been requested for certain portions of this agreement).



10.7 Employment Agreement, dated January 1, 1998, between the Company and William R. Romig


23.1        Consent of Deloitte & Touche LLP.


23.2        Consent of Coopers & Lybrand, S.A.



23.3        Consent of Porter, Matthews & Marsden



23.4*       Consent of Ballard Spahr Andrews & Ingersoll, LLP
            (included in Exhibit 5.1).


24.1*       Power of Attorney (included in signature page).


____________
*previously filed
**to be filed by amendment.